EXHIBIT (a)(1)(xxiv)

2300 Orchard Parkway San Jose, CA 95131-1017 Tel: (408) 433-0910 Fax: (408) 428-7998	NEWS RELEASE

For more information contact:
Bill Slater	Ellen Brook
Symmetricom, Inc.	Stapleton Communications Inc.
(408) 428-7801	(650) 470-0200
bslater@symmetricom.com	ellen@stapleton.com
www.symmetricom.com

Symmetricom Integrates Broadband Network Division into Telecom Solutions Division

Restructuring telecom-related activities preserves revenue opportunity while significantly reducing overhead and expenses

San Jose, Calif. – June 17, 2003 – Symmetricom, Inc. (Nasdaq:SYMM), the leading worldwide supplier of atomic clocks and network synchronization solutions, today announced the integration of its Broadband Network Division (BND), which is focused on the development and sale of G.shdsl products, into the company’s Telecom Solutions Division (TSD).

This integration is expected to preserve the emerging G.shdsl market opportunities that the company has been pursuing, while leveraging the significant marketing, sales and R&D infrastructure of the company’s sync and timing business. The newly integrated operation will be managed by Rick Stroupe, executive vice president and general manager of the Telecom Solutions Division.

The Broadband Network Division forged strong G.shdsl technology relationships with leading DSLAM vendors, including Alcatel, Lucent, Marconi and Nokia. As a result, BND is engaged in over 70 lab trials and early G.shdsl deployments worldwide.

“I’m proud that we achieved our initial goals of building a suite of world-class G.shdsl products, certifying interoperability with key central office equipment, and winning wide acceptance and acclaim within the major telecom service providers,” said Tom Steipp, chief executive officer. “With this strong foothold, it’s an excellent time to open up our mainstream TSD sales and marketing groups to G.shdsl to increase our potential for success while gaining significant synergy on the expense side.”

The San Jose-based Broadband Network Division was formed in 2000. The division has been focused on the development of G.shdsl broadband network solutions for delivery of high-speed symmetrical broadband-over-copper. Symmetricom’s GoWide™ solutions, including the industry’s first 4.6, 9.2 and 18.4Mbps products, as well as products dedicated for 3G backhaul over ATM,

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Symmetricom Integrates Broadband Network Division into Telecom Solutions Division

June 17, 2003 – Page 2

allow global network service providers to leverage their existing copper infrastructures to meet demand and create new revenue streams beyond T1/E1.

Symmetricom expects to take an after-tax charge to earnings as a result of reductions-in-force at the Broadband Network Division and impairment of intangibles for purchased technology. The company expects to realize a reduction in operating expenses of approximately $1M per quarter going forward.

Closure of Trusted Time Division

In a separate announcement, Symmetricom also announced today that it will be ceasing operations of its Trusted Time Division. For more information, see the June 17, 2003 press release entitled, “Symmetricom Discontinues Operations of Trusted Time Division.”

This press release contains forward-looking information within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and is subject to the safe harbor created by those Sections. These forward-looking statements include statements concerning the G.shdsl product market and the magnitude of charges and operating expense reductions resulting from the integration of the Broadband Network Division. Symmetricom’s actual results could differ materially from those projected or suggested in these forward-looking statements. Factors that could cause future actual results to differ materially from the results projected in or suggested by such forward-looking statements include: reduced rates of demand for synchronization and timing solutions and high-bandwidth applications worldwide; delays in consolidation of operations; increased competition; timing, cancellation or delay of customer orders; failure of new products to pass lab and field testing; difficulties in manufacturing products to specification; customer acceptance of new products; customer delays in qualification of key new products; and the risk factors listed from time to time in Symmetricom’s reports filed with the Securities and Exchange Commission, including but not limited to, the report on Form 10-K for the year ended June 30, 2002 and the reports on Form 10-Q for the quarter ended December 31, 2002 and March 31, 2003.

About Symmetricom

Symmetricom is the leading worldwide supplier of atomic clocks and network synchronization and timing solutions. The company designs, manufactures, markets and provides services for wireline and wireless network synchronization; space, defense and aerospace systems; network time servers; as well as G.shdsl-based broadband network equipment for telecom, government and enterprise markets. Symmetricom is based in San Jose, Calif., with offices worldwide. For more information, visit http://www.symmetricom.com.

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